                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2005


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

        PARK AZURIM, DERECH EIM HAMOSHAVOT 94, PETACH TIKVA 49527, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X             Form 40-F
                              -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                        No   X
                              -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A_

Attached hereto and incorporated by reference herein is a press release, dated March 16, 2005, announcing the financial results of Tefron Ltd. for the fourth quarter of 2004 and full year 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         TEFRON LTD.

                                         (Registrant)


                                         By: /s/ Gil Rozen
                                            -------------------------------
                                            Name: Gil Rozen
                                            Title: Chief Financial Officer


                                         By: /s/ Hanoch Zlotnik
                                            -------------------------------
                                            Name: Hanoch Zlotnik
                                            Title: Finance Manager


Date: March 22, 2005



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